SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 3)
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              3-D GEOPHYSICAL, INC.
                            (NAME OF SUBJECT COMPANY)

                              WAI ACQUISITION CORP.
                               WESTERN ATLAS INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    88553V107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JAMES E. BRASHER, ESQ.
                              WAI ACQUISITION CORP.
                             C/O WESTERN ATLAS INC.
                              10205 WESTHEIMER ROAD
                              HOUSTON, TEXAS 77042
                                 (713) 266-5700
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)


                                   COPIES TO:

                              DANIEL A. NEFF, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

       This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") and Schedule 13D filed with the Securities and Exchange Commission on March 13, 1998, and previously amended on March 18, 1998 and March 27, 1998, by WAI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Western Atlas Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of 3-D Geophysical, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Share Purchase Rights Agreement, dated as of July 17, 1997, between the Company and American Securities Transfer & Trust, Inc., as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $9.65 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the
Schedule 14D-1.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 4 of the Schedule 14D-1 is hereby amended and supplemented by the following disclosure:

           Reference is hereby made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference. Parent has concluded that it is unlikely the Units Offering and the Notes Offering would be consummated prior to the consummation of the Offer. Accordingly, Parent will obtain the funds necessary to consummate the Offer and the Merger from a short-term credit facility (the "Credit Facility") of up to $150 million to be provided by The Chase Manhattan Bank on an unsecured basis. (A letter from The Chase Manhattan Bank confirming the facility is filed herewith as Exhibit (b)(1) to the Schedule 14D-1.) Such facility provides for borrowings thereunder to bear interest at the London Interbank Offered Rate plus 20 basis points (i.e., 0.2%) and to mature in 60 days. Borrowings under the Credit Facility will be refinanced with a portion of the proceeds of the Units Offering and/or the Notes Offering. If neither the Units Offering nor the Notes Offering is consummated prior to the maturity of borrowings under the Credit Facility, then the funds necessary to repay such borrowings will be obtained pursuant to Parent's Amended and Restated Credit Agreement, a copy of which is an exhibit to Parent's Annual Report on Form 10-K for the year ended December 31, 1997.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PROPOSALS OF THE BIDDER.

           Item 5 of the Schedule 14D-1 is hereby amended and supplemented by the following disclosure:

           Except as set forth in the Offer to Purchase, Parent and the Purchaser do not have any plans or proposals with respect to the Company which relate to or would result in

           (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

           (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

           (iii)any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the terms of directors or to fill any existing vacancies on the board; or

           (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

           Item 7 of the Schedule 14D-1 is hereby amended and supplemented by the following disclosure:

           Reference is hereby made to the information set forth under subsection (c) ("The Support Agreements") of Section 11 ("Purpose of the Offer; the Merger Agreement; the Support Agreements; Appraisal Rights; Plans for the Company; the Rights") of the Offer to Purchase, which is incorporated herein by reference. The parties to the Support Agreements include Ronald L. Koons, the Chief Financial Officer of the Company, and Wayne P. Widynowski, Executive Vice President and a director of the Company. As part of the negotiation of the Support Agreement, Mr. Widynowski requested that he not be required to tender the 3,000 Shares which he owns and Parent agreed with such request. Mr. Widynowski's Support Agreement is otherwise on terms which are identical to the Support Agreements which Parent has entered into with each of the Company's other directors. The Support Agreements with Messrs. Koons and Widynowski are filed with the Commission as Exhibits (c)(4) and (c)(3), respectively, to the Schedule 14D-1.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

           Item 9 of the Schedule 14D-1 is hereby amended and supplemented by the following disclosure:

           The information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase is no longer incorporated by reference in response to Item 9 of the Schedule 14D-1.

           Financial information concerning Parent is not set forth in the
      Schedule 14D-1 because, in Parent's view, Parent's financial information is not material to a decision by a holder of Shares whether to sell, tender or hold Shares being sought in the Offer. As indicated in Section 9 of the Offer to Purchase, Parent is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Parent's business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Parent's securities, any material interests of such persons in transactions with Parent and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Parent's stockholders and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference facilities and should also be available for inspection at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material may be obtained electronically by visiting the Commission's website on the Internet at http: //www.sec.gov.

           Reference is hereby made to the information set forth in Sections 1 ("Terms of the Offer") and 14 ("Certain Conditions of the Offer") of the Offer to Purchase. Each of Parent and the Purchaser acknowledge that all conditions to the Offer, other than receipt of government approvals, must be satisfied or waived prior to the Expiration Date. In addition, the reservation by Purchaser of the right to delay the acceptance for purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

           Item 11 of the Schedule 14D-1 is hereby supplemented by the addition of the following exhibit:

      (b)(1) Letter from The Chase Manhattan Bank acknowledging $150 million facility

                                  SIGNATURE

           AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


Dated: April 1, 1998

                               WESTERN ATLAS INC.


                               By: /s/ James E. Brasher
                               Name:  James E. Brasher
                               Title: Senior Vice President


                               WAI ACQUISITION CORP.


                               By: /s/ James E. Brasher
                               Name:  James E. Brasher
                               Title: Vice President

                                EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION

(b)(1) Letter from The Chase Manhattan Bank acknowledging $150 million facility